UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   November 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated November 7, 2008

2.

News Release dated November 8, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ___

FORM 40-F _X_

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: November 10, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave. Kelowna, B.C. V1Y 9Y2 Phone: 800-647-3303 info@strathmoreminerals.com www.strathmoreminerals.com

TSX SYMBOL: STM

November 7, 2008

STRATHMORE TERMINATES NOSE ROCK and DALTON PASS
JOINT VENTURE AGREEMENTS

STRATHMORE MINERALS CORP. (“Strathmore “or “the Company”) announces that the Company has terminated its joint venture agreements with Uranium International Corp. (formerly Nu-Mex Uranium) on the Nose Rock and Dalton Pass uranium projects in New Mexico as a result of not being able to comply with the terms of the agreements. Strathmore retains its 100% interest in both properties.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy/ Bob Hemmerling

“David Miller”

1-800-647-3303

info@strathmoreminerals.com

David Miller, CEO

www.strathmoreminerals.com

TSX SYMBOL: STM

November 8, 2008

STRATHMORE GRANTS STOCK OPTIONS

STRATHMORE MINERALS CORP. (“Strathmore” or “the Company”) has granted incentive stock options for Directors, Officers, employees and consultants, entitling them to purchase an aggregate of 6,100,000 shares in the capital of the Company. The options are exercisable until November 8, 2013 at a price of C $.41 per share. The total number of shares reserved for issuance under the incentive stock option plan is 6,400,000.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM”.

ON BEHALF OF THE BOARD

For Investor Relations:

“David Miller”

Bob Hemmerling/Craig Christy

800-647-3303

David Miller, CEO

info@strathmoreminerals.com

www.strathmoreminerals.com